UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2012
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5908 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for
February 2012 Up 12.3% Year over Year

Mexico City, March 6, 2012 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2012 increased by 12.3% compared to February 2011.

All figures in this announcement reflect comparisons between February 1 through February 29, 2012 and February 1 through February 28, 2011. Transit and general aviation passengers are excluded. In 2012 February had 29 days while in 2011 it had 28 days.

Domestic
Airport	February 2011	February 2012	% Change
Cancún	205,555	256,810	24.9
Cozumel	3,437	5,529	60.9
Huatulco	22,512	27,165	20.7
Mérida	74,581	86,378	15.8
Minatitlán	7,482	9,589	28.2
Oaxaca	20,466	28,792	40.7
Tapachula	11,363	11,664	2.6
Veracruz	52,348	56,213	7.4
Villahermosa	52,213	64,734	24.0
Total Domestic	449,957	546,874	21.5

International
Airport	February 2011	February 2012	% Change
Cancún	890,722	967,002	8.6
Cozumel	45,582	42,394	(7.0)
Huatulco	12,357	12,037	(2.6)
Mérida	7,896	8,381	6.1
Minatitlán	271	383	41.3
Oaxaca	3,647	4,471	22.6
Tapachula	479	590	23.2
Veracruz	4,447	7,795	75.3
Villahermosa	3,350	3,859	15.2
Total International	968,751	1,046,912	8.1

Total
Airport	February 2011	February 2012	% Change
Cancún	1,096,277	1,223,812	11.6
Cozumel	49,019	47,923	(2.2)
Huatulco	34,869	39,202	12.4
Mérida	82,477	94,759	14.9
Minatitlán	7,753	9,972	28.6
Oaxaca	24,113	33,263	37.9
Tapachula	11,842	12,254	3.5
Veracruz	56,795	64,008	12.7
Villahermosa	55,563	68,593	23.5
ASUR Total	1,418,708	1,593,786	12.3

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 6, 2012